UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

SEC FILE NUMBER

000-26422

CUSIP NUMBER  97382D 105

(Check One): ☐ Form 10-K ☐ Form 20-F ☒ Form 10-Q ☐ Form 10-D ☐ Form N-SAR

For Period Ended: March 31, 2019

☐ Transition Report on Form 10-K

☐ Transition Report on Form 20-F

☐ Transition Report on Form 11-K

☐ Transition Report on Form 10-Q

☐ Transition Report on Form N-SAR

For the Transition Period Ended:

Read Instruction (on back page) Before Preparing Form. Please Print or Type. Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

This amendment to Form 12b-25 is being filed to amend the 12b-25 which, due to a technical error was filed without the complete information herein
PART I -- REGISTRANT INFORMATION
Windtree Therapeutics, Inc.
Full Name of Registrant
Discovery Laboratories, Inc.
Former Name if Applicable
2600 Kelly Rd., Suite 100
Address of Principle Executive Office (Street and Number)
Warrington, PA 18976
City, State and Zip Code

PART II -- RULES 12B-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

(a) The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
☒

(b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K or Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

(c) The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III--NARRATIVE

State below in reasonable detail why forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, or the transition report or portion thereof, could not be filed within the prescribed time period.

As previously reported, on December 21, 2018 the Company completed an equity financing and merger, after which the Company was fully engaged in developing related pro forma financial statements and year-end analyses.  The preparation of these financial statements and year-end analyses strained the Company's limited resources and delayed preparation of the Company's Annual Report on Form 10-K for the year ended December 31, 2018, and a registration statement on Form S-8, which were filed on April 16, 2019.  In addition, to complete the Form 10-K, the Company filed a Form 10-K/A on April 23, 2019, and thereafer filed a registration statement on Form S-1, as required by the terms of the equity financing, on May 1, 2019. The preparation of the foregoing filings placed a significant strain on the Company and delayed preparation of the Quarterly Report on Form 10-Q for the quarter ended March 31, 2019, such that it now requires additional time to prepare and file its Quarterly Report on Form 10-Q.

The Company expects to be in a position to file the Form 10-Q on or before May 20, 2019, the prescribed due date under the five calendar day extension period provided under Rule 12b-25 under the Securities Exchange Act of 1934.

PART IV--OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

John Tattory	215	488-9418
(Name)	(Area Code)	(Telephone Number)

(2)

Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

☒ Yes ☐ No

(3)

Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

☐ Yes ☒ No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Windtree Therapeutics, Inc.
(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date	May 15, 2019	By	/s/ John Tattory, Senior V.P. and Chief Financial Officer

INSTRUCTION: The form may be signed by an executive officer or the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative’s authority to sign on behalf of the registrant shall be filed with the form.